May 5, 2020

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Lori Empie
Cara Lubit
Tonya K. Aldave
John Dana Brown

Re:	The Charles Schwab Corporation
Registration Statement on Form S-4
File No. 333-237064

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Charles Schwab Corporation, a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-237064), as amended, to 3:00 p.m. Eastern Time on May 6, 2020, or as soon as practicable thereafter.

The Registrant hereby authorizes Lee Hochbaum of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Lee Hochbaum of Davis Polk & Wardwell LLP at (212) 450-4736 or lee.hochbaum@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Peter J. Morgan III
Executive Vice President, General Counsel and Corporate Secretary, The Charles Schwab Corporation

cc:	Lee Hochbaum, Davis Polk & Wardwell LLP
William L. Taylor, Davis Polk & Wardwell LLP
Randall D. Guynn, Davis Polk & Wardwell LLP